Institutional Investor Advisers, Inc.

Investment Advisory Contract

for

Sector Allocation Model Fund Series

of

Institutional Investor Trust

Investment Advisory Contract

This Agreement, made by and between Institutional Investor Trust, a Massachusetts Business Trust ("the Trust"), and Institutional Investor Advisers, Inc., a Florida Corporation ("IIA"):

Witnesseth

Whereas, The Trust engages in the business of investing and reinvesting its assets and property in various types of securities, and

Whereas, IIA engages in the business of providing investment advisory services and is licensed to engage in such business;

Now Therefore, in consideration of the mutual covenants herein contained, each of the parties hereto intending to be legally bound, it is agreed as follows:

First, The Trust hereby employs IIA for a period and on the terms as set forth in this Agreement, to render investment advisory services to the Trust, subject to the supervision and direction of the Board of Directors of Institutional Investor Trust IIA hereby accepts such employment and agrees, during such period, to render the services and assume the obligations and be paid compensation, as set forth and agreed herein. IIA, its directors, officers, employees and agents shall, for all purposes herein, be deemed to be providing services as an independent contractor, and shall, unless otherwise expressly provided and authorized, have no authority to act for, represent, or in any way be deemed an agent of the Trust.

Second, As compensation for services to be rendered to the Trust by IIA under the provisions of this Agreement, the Trust shall pay to IIA a fee of 0.15% per annum, calculated as a percent of the total Trust's market closing value each day and based upon the net assets, securities and cash held by the Trust as of that time each day, such fee to be accumulated and such accumulated amount to be due and payable to IIA on the first day of each month as payment in full for managing the Trust's assets for the previous monthly period ending on the 15th day of the month prior to pay date.

Third, it is expressly understood and agreed that the services to be rendered by the investment advisor to the Trust under the provisions of this Agreement are not to be deemed to be exclusive, and that IIA shall be free to render similar or different investment services to others so long as its ability to render the services provided for in this Agreement shall not be impaired thereby.

Fourth, it is understood and agreed that directors, officers, employees, agents, and shareholders of Institutional Investor Trust, may be directors, officers, employees, agents and/or shareholders of IIA, and that directors, officers, employees, agents and shareholders of IIA may be interested in the Trust in the same way, and that IIA itself as an entity may be interested in the Trust as a shareholder. Specifically, it is understood and agreed that directors, officers, employees, agents and shareholders of IIA may continue as directors, officers, employees, agents and shareholders of the Trust; that IIA, its directors, officers, employees, agents and shareholders may engage in other businesses, may render investment advisory services to other Trusts or investment companies, or to any other corporation, association, firm or individual, and that IIA may render other services of any kind to any other investment company, corporation, association, firm or individual.

Fifth, it is agreed hereby between the parties to this Agreement that all expenses incurred for normal operating costs of the Trust, including fidelity bonding costs and charges made by the independent public accounting firm, shall be borne in full by the Trust. IIA or any of its affiliated businesses or companies shall be permitted hereunder to charge the Trust fees for services such as but not limited to: the cost of maintaining Trust books, records and procedures; dealing with its shareholders; the payment of dividends; transfers of stock; reports or notices mailed to shareholders; expenses of annual stockholders meetings; custodian fees; and all regulatory and registration fees; taxes; legal fees; officer remuneration; office expenses; and postage; provided, that in no event shall remuneration or payments of any kind to any provider, including to IIA, its affiliated companies or businesses or its interested directors, employees, officers, or agents in one calendar year, be in an amount in excess of 1% of the average daily market value of the assets of the Trust. Officers, directors, employees and agents of IIA who are, or may in the future be, directors, officers, employees, agents or advisory board members of the Trust or Institutional Investor Trust, shall receive no compensation from the Trust for acting in such capacities for the Trust. In the conduct of the respective businesses of the parties hereto and in the performance of this Agreement, the Trust and IIA may share common facilities and personnel common to each other and it is agreed hereunder that costs, as and when applicable and subject to the limitations herein provided, for shared facilities are to be shared fairly and equitably.

Sixth, it is agreed hereunder that IIA shall give the Trust the benefit of its best judgment and efforts in rendering these services, and the Trust agrees as an inducement to undertake these services that IIA shall not be held liable hereunder for any mistake in judgment or any event whatsoever, provided that nothing herein shall be construed to protect IIA against any liability to the Trust or to its shareholders for IIA's willful misfeasance, bad faith or gross negligence in the performance of its duties hereunder, or by reason of reckless disregard of its obligations hereunder.

Seventh, it is mutually agreed by the parties hereto that this Agreement shall continue in force and effect until and so long as the Board of Directors and Shareholders of the Trust vote to keep it in force, it being understood and agreed that this Agreement or any other similar Agreement as amended, must be approved by vote of Shareholders at least once annually. Such approval by the Board of Directors shall be by a majority of those directors who are not interested directors of the Trust or parties to this Agreement by virtue of their affiliation with IIA and by a shareholder vote of a majority of shares outstanding at the time.

Eighth, it shall be agreed that this Agreement may be terminated at any time upon 30 days written notice, without payment of any penalty, by the Trust's Board of Directors or by a vote of a majority of the outstanding voting shares of the Trust. This contract will automatically terminate in the event of its assignment (within the meaning of the Investment Company Act of 1940), which shall be deemed to include a transfer of control of IIA. Upon the termination of this Agreement, the obligations of the parties hereto shall cease and terminate as of the date of such termination, except for any obligation to respond for a breach of this Agreement committed prior to such termination and except for the obligation of the Trust to pay to IIA the fee provided herein, prorated to the date of termination.

In Witness Whereof, the parties hereto have caused their corporate seals to be affixed and duly attested and their presents to be signed by their duly authorized officers this 26th day of August, 2010.

Institutional Investor Advisers, Inc.
Attest: /s/ Suzanne B. Thacker	By: /s/ Roland G. Caldwell, Jr. President

Caldwell Trust Company
Attest: /s/ Suzanne B. Thacker	By: /s/ Roland G. Caldwell, Jr. President